Thursday, November 01, 2012

Mr. Brian Cascio, Accounting Branch Chief
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mr. Cascio,

We are in receipt of your comment letter dated October 31, 2012 regarding the following:

1.	Form 10-K for the fiscal year ended December 31, 2011
2.	Filed March 30, 2012
3.	Form 10-Q for the quarterly period ended June 30, 2012
4.	Filed August 13, 2012
5.	File No. 000-54518

The certifications filed pursuant to Section 906 in our Form 10-K for the year ended December 31, 2011 incorrectly referred to the period ended December 31, 2010. Management is in the process of amending our Form 10-K in its entirety to include currently dated and corrected certifications within ten days.

The certifications filed pursuant to Section 906 in our Form 10-Q for the period ended June 30, 2012 refer to the period ended March 31, 2012. Management is in the process of amending our Form 10-Q in its entirety filing to include currently dated and corrected certifications for June 30, 2012 within ten days

The company further acknowledges the following:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

AND

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Sincerely,

Thomas S. Bianco, C.F.O

Chief Financial Officer

3700 b tachevah drive, | suite 117

palm springs, ca 92262

P 760.323.0233 | F 760.778.9180

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